January 23, 2009

Filed via EDGAR and
Delivered via Facsimile (202) 772-9202

Ms. Donna DiSilvio Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Mr. Scott Stringer Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Skinny Nutritional Corp. Form 10-KSB for Year Ended December 31, 2007 File No. 000-51313

Dear Ms. DiSilvio and Mr. Stringer:

Skinny Nutritional Corp. (“Skinny” or the “Company”) is in receipt of your letter dated December 23, 2008 concerning comments to the above-referenced filing of the Company. This letter sets forth the Company’s responses to the Staff’s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response. As further described below, the Company proposes that in response to certain of the Staff’s comments, it provide enhancements to its disclosures commencing with its Annual Report for the Year Ended December 31, 2008, which it intends to file by required filing date, rather than amending its Annual Report on Form 10-KSB for the Year Ended December 31, 2007 (the “Form 10-KSB”).

The Company’s responses are as follows:

Form 10-KSB for the Year Ended December 31, 2007

Item 6.  Management’s Discussion and Analysis, page 30

Results of Operations, page 34

Comment 1.   We note from your discussion in management’s discussion and analysis and elsewhere throughout the document that you had several licensing, marketing, and distribution agreements with national retailers and local distributors. Such agreements included Jamnica, d.d., Peace Mountain Natural Beverages Corporation, Geltech Sales, LLC, Big Geyser, Inc. and Target. As indicated in your disclosure, four of those arrangements were terminated, primarily as a result of not meeting sales targets, yet revenues in 2007 increased due to improved sales in the fourth quarter of 2007. Please provide a narrative discussion and analysis of the increased sales. Explain whether such increases are attributable to increases in price, new products, new relationships, etc.

Response

As stated in the Company’s Form 10-KSB, the Company’s contractual relationships with four of its counterparties terminated due to, among other things, the failure to meet sales targets. As reported, however, the Company reported increase revenue for the 2007 fiscal year. The increased revenue for the year was primarily due to an increased volume of product shipment resulting from the development of the Company’s relationship with Target and to a lesser extent from new distributor relationships established by the Company during the year. For 2007, Target’s initial sales amounted to $705,993, of which $539,942 of product was shipped in the fourth quarter of the year. These sales were new sales and offset the termination of the other arrangements. Based on the foregoing and in response to Staff’s comment, the Company proposes to revise its future disclosures to include the above-referenced disclosure where appropriate, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Report of Independent Registered Public Accounting Firm, page 52

Comment 2.   We note your auditors opined that your financial statements were presented fairly in conformity with GAAP except for the valuation of your stock options and warrants. Please advise how this report complies with Rule 2-02 of Regulation S-X or request your auditors to revise the report as necessary. See SAB Topic 1:E:2.

Response

The Company’s auditors have revised their report included in the Company’s Form 10-KSB to remove the qualification pertaining to the Company’s valuation of stock options and warrants. The Company will file an amendment to its Form 10-KSB to include the revised report of its independent registered public accounting firm. In addition, the Company will also amend its Form 10-KSB to reflect a change to the financial statements filed therewith concerning the valuation of its options and warrants. The effect of this amendment will be to debit additional paid in capital in an amount of $69,525 and to credit the Company’s profit and loss statement by $69,525.

Notes to Consolidated Financial Statements, page 60

Note 3. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 61

Comment 3.   Please explain and expand your disclosure to discuss whether the resellers and distributors have the right to return goods to you.  Please clarify whether you recognize revenue when the reseller ships to the customer or when you ship goods to the reseller. Reference is made to SFAS 48.

Response

The Company recognizes revenue when the product is shipped to its retailers and distributors. An invoice is generated based upon the retailer/distributors purchase order.  Once a purchase order is filled and product is shipped we then issue an invoice and recognize the revenue. There is no return privilege with our products.

Based on the foregoing and in response to Staff’s comment, the Company proposes to revise Note 3 to its financial statements include the following disclosure beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the product is shipped to our retailers and distributors and is recognized net of discounts. At present, there are no return privileges with our products.

Note 7. Convertible Debenture, page 65

Comment 4.   We note the terms of your convertible debentures allow for conversion at $0.40 per share. Please explain the extent you have considered EITF 98-5 and EITF 00-27 in accounting for a beneficial conversion. In your response please identify whether or not, at the time of commitment, the conversion option was in –the-money. If you determine EITF 98-5 was applicable, please disclose the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is amortized. To the extent a correction is necessary; please tell us what consideration you have given to SFAS 154.

Response

As described in the Form 10-KSB, the Company issued convertible debentures in connection with a private placement of securities in 2005. In accounting for the beneficial conversion of these securities, the Company considered EITF 98-5 and EITF 00-27. The Company notes that EITF 98-5 refers to entities that issue convertible debt securities with a non-detachable conversion feature that is in the money at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible.

Under EITF 98-5, the fair value of the Company’s equity is the value at which the common stock could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidated sale. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. If a quoted market price is not available, the estimate of the fair value should be based on the best information available in the circumstances.

For the reasons described below, the Company determined that the convertible features were not “in the money” as of the commitment date. The convertible debentures were issued at various dates in 2005, with October 31, 2005 being the latest commitment date for these securities. However, the Company was not a reporting company until December 19, 2005, which is when it’s Registration Statement of Form 10, as filed with the Commission, became effective. Although the Company’s common stock was quoted on the Pink Sheets, LLC at the time of the commitment date at per share prices that were in excess of $0.40, the Company determined that the market for its equity was not an active market as contemplated by EITF 98-5 and thus fair value could not be determined by reference to the market prices quoted on the Pink Sheets. The Company reached this conclusion based on the fact that it was not a reporting company at that time, the limited trading activity of the Company’s securities on the Pink Sheets and that the resale of any of the securities issuable in a private placement (i.e., the shares issuable upon conversion of the debentures) would be limited due to such status. The Company determined that a fair value of $0.40 per share was appropriate by evaluating the trading activity of its common stock and based on the valuation of the Company’s common stock by investors willing to participate in the Company’s private placement. As noted in the Company’s response to Comment 5 of the Staff’s letter, the Company subsequently determined to reduce the conversion rate of the debentures to $0.10.

Comment 5.    We note on December 22, 2006, you offered the holders of outstanding convertible debentures the ability to convert at a conversion rate of $0.10, or $0.30 less than the original conversion amount of $0.40.  Please explain your accounting to us for the modification of the terms of your convertible debentures and the extent you considered reassessing any beneficial conversion feature already recorded. Please include in your response the literature you relied upon in determining the appropriate accounting treatment. Reference is made to EITF 96-19 and SFAS 84.

Response

On December 22, 2006, the Company offered holders of an aggregate principal amount of $2,075,000 of outstanding convertible debentures (the “Debentures”) the opportunity to convert the Debentures into shares of the Company’s common stock at a conversion price of $0.10. The Company has reassessed its accounting of the beneficial conversion feature of these Debentures in accordance with FAS 84. Based on this reevaluation, the Company intends to file an amendment to the Form 10-KSB to reflect a modification of its accounting for the Debentures to reflect the change in the conversion rate of the Debentures from $0.40 to $0.10. As used in this response, the term “Modified Debentures” means the Debentures issued by the Company after giving effect to the amendment to the terms of the conversion feature. The Company accounted for the modification to the Debentures as described herein.

In accordance with FAS 84, the fair value of the securities was measured as of the date the inducement offer was accepted by the holders of the Debentures, which was the date the holders agreed to convert their Debentures into shares of the Company’s common stock pursuant to the terms of the inducement offer, which occurred during January 2007. The Company determined a market price for its common stock of $0.226 for the period of January 2007 by averaging the quoted price of its common stock, as reported on the OTC Bulletin Board for such period. The Company has determined that the value of the shares of its common stock issuable upon conversion of the Modified Debentures was $4,689,500. Under FAS 84, the Company determined this value by multiplying the market price of its common stock during the relevant measurement period ($.226) by 20,750,000, which is the number of shares of common stock issuable under the Modified Debentures ($2,075,000 principal amount of Modified Debentures with a conversion rate of $0.10 per share).

In accordance with FAS 84, the Company intends to file an amendment to its Form 10-KSB to reflect an adjustment to the beneficial conversion feature of the Debentures to give effect to the reduction of the conversion rate. The effect of this adjustment, as will be shown in the amendment to Form 10-KSB, is to debit debt conversion expense in an amount of $2,005,750 and to credit additional paid in capital by $2,005,750.

The Company determined that the modification of the Debentures resulted in a fair value of incremental consideration of $2,005,750 based on the difference between the fair value of the common stock underlying the Modified Debentures under FAS 84 and the fair value of the common stock underlying the Debentures with the original conversion terms. Consideration for the amendment to the Debentures was for the holders of the Debentures to surrender the right to receive warrants upon conversion and to forfeit the unpaid interest accrued on the Debentures.

The value of the securities issuable pursuant to original conversion privilege of the Debentures was $2,683,750. This Company determined this value as follows:

1.
fair value of the conversion of the Debentures into common equity: ($2,075,000/$0.40) resulting in 5,187,500 shares of common stock underlying the Debentures at a market value of $0.226, having an aggregate value of $1,172,375; plus

2.
fair value of the forfeited conversion warrants underlying the Debentures: ($2,075,000/$0.40) resulting in 5,187,500 warrants underlying the Debentures at a market value of $0.226, having an aggregate value of $1,172,375; plus

3.	$339,000 of accrued interest waived by the holders.

The Company intends to file an amended to the Form 10-KSB to reflect the adjustment to the reported debt conversion expense of $2,005,750, as described above in this response to Comment 5.

Note 20. Departure of Generally Accepted Accounting Principle, page 74

Comment 6.   Your disclosure in Note 20 appears to contradict disclosure on page 62, Note 3, where you disclose you account for employee stock compensation in accordance with SFAS 123R and on-employee stock compensation in accordance with EITF 96-18 and 00-18. Please explain your disclosure in Note 20 that your accounting for stock compensation is not in accordance with GAAP. To the extent stock compensation was recorded for employees and non-employees, please identify the amount, how you determined the amount and line items where you have recorded such amounts on your financial statements. See SFAS 123R. We may have further comment.

Response

As stated above, the Company will file an amendment to its Form 10-KSB to reflect certain adjustments to the financial statements included therein. In the amendment to the Form 10-KSB, the Company will delete Note 20 as it is no longer applicable in light of the other modifications to be made to the Company’s financial statements to be included in the amendment to the Form 10-KSB.

General

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•             staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours, Skinny Nutritional Corp. By: /s/ Donald J. McDonald Donald J. McDonald, Chief Financial Officer

cc:           R. Wilson